CURVATURE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$ 932,825
Net income	1,043,672
Members' contributions	24,000,000
Balance, December 31, 2016	$ 25,976,497

See accompanying notes